# Empowering Fashion through Eco-Revolution

GOT BAG.

**Beyond Bags, Backpacks, and Accessories - Invest in the Global Ocean Transformation**



"Every year, **11 million tons of plastic end up in our oceans,** in addition to the estimated 200 million tons currently circulating in our marine environments.

The fashion industry alone contributes over **one-third of all microplastics** in oceans. Consumers are disheartened by the lack of genuine eco-friendly options and crave fashion that creates a positive environmental impact.

It's our collective responsibility to act, as we hold the power to make a significant impact and halt the pollution threatening our oceans."

The North American Luggage & Bag industry, valued at **$34.58 billion** in 2023, is projected to **grow** annually by **1.99%** (CAGR 2023-2026).

Additionally, the sustainable fashion industry, currently at **$6.5 billion**, is set to rise to approximately **$15 billion by 2030**.

Generation Z, often seen as trendsetters, is particularly inclined toward eco-conscious products. **Over 80%** of Gen Z consumers believe that **companies should help solve environmental problems**.

GOT BAG is **100% committed to transparency and authenticity** in its sustainability efforts.







**GOT BAG** is a lifestyle travel brand on a mission to combat ocean plastic pollution seamlessly blending fashion with environmental responsibility.

**Unique Mission:** We aspire to provide genuinely sustainable alternatives in a market flooded with brands contributing to the problem rather than the solution.





**Dual Identity:** Unlike many self-proclaimed sustainable fashion brands, we're making a real impact through our own cleanup operation in Indonesia.

**Eco-Fashion Pioneer:** In a world where eco-conscious products are in demand, we not only meet this trend but also offer a distinctive solution for those consumers.



GOT BAG spans three continents, achieving **over $20 million in global net revenue** for 2023.



GOT BAG North America Inc. boasts a **$3m revenue run rate** and a **100%+ annual growth rate**.



**Over 100,000 backpacks sold** online and to elite retailers like REI, Saks, Free People and many more!



**Over 250% growth in valuation**, doubling our current investors' unrealized returns in just 12 months.

**Explore our beautiful collection of eco-friendly bags, backpacks, accessories, luggage and more…**









### BACKPACKS

Explore our range of eco-conscious backpacks designed for urban commuters and outdoor enthusiasts.

### BAGS

Our eco-friendly bags combine sustainability with fashion, offering a variety of styles for every occasion and every adventure.

### ACCESSORIES

Elevate your style with our range of accessories, including wallets, phone cases, laptop sleeves, and more.

### LUGGAGE

Designed for durability, functionality and easy maneuverability, the world's first luggage made of 100% recycled plastic.

# Capturing Sustainable Moments




















### Revolutionary Approach

Our Indonesia clean-up operations address the ocean plastic crisis at its source, employing thousands and training locals, turning them into ocean stewards.

### Beyond Cleanup

We educate communities and foster environmental responsibility. We proudly partner with local NGOs, creating a lasting impact on both the environment and its people.

### Tangible Impact

To date, we've successfully recovered and recycled a staggering **2,200,000 lbs of Ocean Impact Plastic** from Indonesia's oceans, rivers, mangrove forests, and coastal waterways!



# Leading the Wave of Sustainable Fashion in a Billion-Dollar Sea.

Who are our customers? How do they think/act? How big is the opportunity?

# Unveiling the Heartbeat of GOT BAG: Empowering Eco-Revolution

**Dive into the heart of GOT BAG! Experience our innovative process of turning ocean plastic into stylish accessories, driving change and sustainability. Discover the essence of our eco-revolution!**



 Vimeo

**Unveiling the Heartbeat of GOT BAG: Empowering E...**

Dive into the vibrant world of GOT BAG with our latest video!

Discover the beating heart behind our eco-revolutionary...

▶ 01:05

Our Instagram family isn't just a number; it's a movement. Over 400,000 eco-warriors strong, united by our mission to clean oceans and style the world sustainably. Join the revolution!


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Our sustainable products grace the shelves of over 500 North American retail stores, with this number steadily expanding.


REI co-op
free people
TILLYS
bloomingdale's
MOUNTAIN EQUIPMENT CO-OP
JACKS SURFBOARDS
zumiez
PARAGON SPORTS
Backcountry
SATURDAYS NEW YORK CITY
Huckberry
URBAN OUTFITTERS

From the heart of North America to the bustling markets of Europe and the enchanting corners of Asia, GOT BAG is claiming its rightful place on shelves of esteemed names like **Bloomingdale's in New York**, **Galeries Lafayette in Paris** and **Mitsukoshi in Japan**.








We unite with ocean conservation giants like Coral Gardeners and Sea Shepherd, along with surf legend and environmental advocate Kelly Slater. Our partnership with Jason Momoa sets the stage for a stylish eco-collection launching next summer. And this is just the beginning; ongoing talks with global titans promise even more exciting developments.

## Thrilling Ocean Conservation Alliances

  

### Coral Gardeners

Transforming Coral Reefs to Vibrant Life.

### Sea Shepherd

Brave Guardians of Marine Life and Habitats.

### Dolphin Project

Uniting Forces for marine animal protection.

## Diving into Hollywood Glamour

We're joining forces with **Jason Momoa**: A thrilling long-term venture in line with his anti plastic campaign. Set to launch in summer 2024.

Anticipate our latest bag & backpack collection: Where style meets sustainability in perfect harmony.



## 2020

- Launch of GOT BAG in February 2020, with a wholesale strategy
- Swift transitioning in October 2020 to launch e-commerce in North America as a pandemic response.

## 2022

- Quickly acquired strong Key Accounts and built a nationwide sales rep & agency network
- Reaching net revenue of nearly 890k with almost 150 Point of Sales by year-end.

## 2024

- Strengthening growth through extended Key Account business, while entering the College Bookstore market & expanding into Amazon
- Partnership with Jason Momoa.



## 2021

- Despite initial great traction, it became evident that a D2C-only approach was financially unsustainable.
- Pivoted to Wholesale as the country reopened in late 2021.

## 2023

- Expanded and optimized our sales rep and agency network
- Secured additional Key Accounts in the US (Zumiez, Tilly's, Free People, …) and Canada (MEC, Sporting Life, …).

## 2025

- Enhancing online presence through strategic digital marketing and major brand collaborations
- Product diversification to meet evolving consumer demands.

# Revenue and EBITDA Timeline*

Without additional Investment:



With additional Investment:



*This slide contains forward projections that cannot be guaranteed.

# Unlocking additional Growth Potential*

Expanding our Wholesale Business with untapped E-Commerce potential, paving the way for a profitable future. Additional investment funds will accelerate our online success through strategic investments in growth opportunities.

Without additional Investment:

With additional Investment:





*This slide contains forward projections that cannot be guaranteed.



# Navigating Growth Challenges: Our Strategic Path Forward

- What's preventing us from growing even faster?

- How will raising money solve this problem?

We've been fortunate to receive our fair share over the years, but there's one that truly stands out for us. As of June 2023, we're incredibly proud to announce that GOT BAG is now officially B-Corp certified. It's a testament to our ongoing commitment to making a positive social and environmental impact.



# From Backpacks to Bespoke Fabrics.

Discover the limitless possibilities of our eco-empowered fabric – a testament to innovation and sustainability.



# Join the Eco-Empowerment Revolution!

Thank you for diving into the future of sustainable fashion with us. Let's turn our shared vision into reality! Stay connected, stay inspired, and let's craft a greener, cleaner tomorrow, one bag at a time.

**Get in Touch**

- **Explore More:** [www.got-bag.com](www.got-bag.com)

- **Email:** funding@got-bag.com

**Follow Our Journey**

Stay tuned for exciting updates on **Facebook** I **Instagram** I **LinkedIn**